Exhibit 99.2

YM BIOSCIENCES INC.
PROXY FOR THE HOLDER OF COMMON SHARES

FOR THE USE AT THE ANNUAL MEETING OF SHAREHOLDERS
to be held on November 20, 2012

This proxy is solicited by management of the Corporation.

The undersigned of YM BioSciences Inc. (the “Corporation”) hereby appoints David G.P. Allan, or failing him, Len Vernon, OR INSTEAD OF EITHER OF THE FOREGOING, ________________________________ as the nominee of the undersigned to attend and act for and on behalf of the undersigned at the annual meeting of shareholders of the Corporation to be held on the 20th day of November, 2012, and any adjournment thereof:

1.	VOTE FOR ☐ or AGAINST ☐ the resolution fixing the number of directors to be elected to serve on the Corporation’s Board of Directors at nine.

2.	VOTE FOR or WHITHOLD FROM VOTING for the election of directors as follows:

(a)	VOTE FOR ☐ or WITHHOLD ☐ David G.P. Allan.

(b)	VOTE FOR ☐ or WITHHOLD ☐ Thomas I.A. Allen.

(c)	VOTE FOR ☐ or WITHHOLD ☐ Kapil Dhingra.

(d)	VOTE FOR ☐ or WITHHOLD ☐ Mark Entwistle.

(e)	VOTE FOR ☐ or WITHHOLD ☐ Henry Friesen.

(f)	VOTE FOR ☐ or WITHHOLD ☐ Nick Glover.

(g)	VOTE FOR ☐ or WITHHOLD ☐ Catherine J. Mackey.

(h)	VOTE FOR ☐ or WITHHOLD ☐ Nicole Onetto.

(i)	VOTE FOR ☐ or WITHHOLD ☐ Tryon M. Williams.

3.	VOTE FOR ☐ or WITHHOLD ☐ the appointment of the auditors and in authorizing the directors to fix the remuneration of the auditors as set out in the accompanying Management Proxy Circular.

If any amendments or variations to the matters referred to above or to any other matters identified in the notice of meeting are proposed at the meeting or any adjournment or adjournments thereof, or if any other matters which are not now known to management should properly come before the Meeting or any adjournment or adjournments thereof, this proxy confers discretionary authority on the person voting the proxy to vote on such amendments or variations or such other matters in accordance with the best judgment of such person.

DATED the _______________________ day of _____________ , 2012.
Name (Please print clearly)	Signature of the Shareholder

(Please see reverse for instructions.)

NOTES:

1.
A shareholder has the right to appoint a person to represent him or her and to attend and act for him or her on his or her behalf at the meeting other than the nominees designated above and may exercise such right by inserting the name of his or her nominee in the space provided above for that purpose.

2.
In the event that no specification has been made with respect to voting or withholding from voting in the election of directors and the appointment of auditors and authorizing the directors to fix the remuneration of the auditors, and with respect to voting for or against the resolution fixing the number of individuals to be elected to the Corporation’s Board of Directors, the proxy nominees are instructed to vote the shares represented by this proxy in favour of such matters.

3.
If an individual, please sign exactly as your shares are registered.  If the shareholder is a corporation, this proxy must be executed by a duly authorized officer or attorney of the shareholder and, if the corporation has a corporate seal, its corporate seal should be affixed.

4.
If shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered.  If the shares are registered in the name of the deceased or other shareholder, the shareholder’s name must be printed in the space provided, the proxy must be signed by the legal representative with his or her name printed below his or her signature and evidence of authority to sign on behalf of the shareholder must be attached to this proxy.

5.
In many cases, shares beneficially owned by a holder (a “Non-Registered Holder”) are registered in the name of a securities dealer or broker or other intermediary, or a clearing agency.  Non-Registered Holders should, in particular, review the section entitled “Voting by Beneficial Shareholders” in the accompanying Management Proxy Circular and carefully follow the instructions of their intermediaries.

6.	All holders of shares should refer to the accompanying Management Proxy Circular for further information regarding completion and use of this proxy and other information pertaining to the meeting.

7.
To be valid, this proxy must be signed and deposited with CIBC Mellon Trust Company c/o Canadian Stock Transfer Company Inc., Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1 or faxed to (416) 368-2502 or 1-866-781-3111 (toll free) at least 24 hours before the Meeting time or to the Secretary of the Corporation in time for use at the Meeting or, if the meeting is adjourned, 24 hours, (excluding Saturdays and holidays) before any adjourned meeting.

8.	If this proxy is not dated in the space provided, it is deemed to bear the date on which it is mailed or faxed, as the case may be.